EXHIBIT 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-000000) and related prospectus of Reliance Steel & Aluminum Co. for the registration of 2,248,296 shares of its common stock and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of Reliance Steel & Aluminum Co., its management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Reliance Steel & Aluminum Co., included in the Reliance Steel & Aluminum Co. Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Los Angeles, California
March 31, 2006